Exhibit 99.1

Kenon Announces Issuance of Bonds by ICPI

Singapore, May 17, 2017. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) announces that IC Power Ltd.'s subsidiary IC Power Israel Ltd. (“ICPI”) has issued bonds in an aggregate principal amount of NIS320 million (approximately $89 million). The bonds accrue interest at a rate of 4.95% which is payable semi-annually beginning in 2018, with final maturity occurring in December 2030. The bonds were issued in a private placement to qualified investors.

The proceeds of the bonds will be disbursed to ICPI upon completion of a reorganization, whereby ICPI, which is currently the holding company of OPC-Rotem, will also become the holding company of OPC-Hadera. The proceeds of the bonds will be partially used to repay in full ICPI’s mezzanine loan in the amount of $62 million (including an early prepayment cost of $6 million).

The securities referred to herein have not been and will not be registered under the US Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration under that act.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include a statement with respect to the receipt and use of the proceeds of the ICPI bonds. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty  and risks, including risks relating to the completion of the reorganization of ICPI, ICPI’s receipt of the offering proceeds and the use of such proceeds, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.